Exhibit 99.1

Harry Winston Diamond Corporation reports Diavik Diamond Mine Second Quarter Update

TORONTO, July 14, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the second calendar quarter of 2011, Diavik produced 1.79 million carats from 0.5 million tonnes of ore processed.  Ore processed in the quarter was 4% higher, and carats recovered were 11% higher, compared to the same period from 2010, due to an increase in the overall grade of the ore processed.  For the first half of the calendar year 2011, Diavik produced 3.14 million carats from 1.0 million tonnes of ore processed.

Diavik's full-year target production remains at 6.9 million carats.  Production in the second half of the year is forecast to be higher than the first half of the year as sub-level retreat mining of A-154 South ore, started in early July, will contribute higher grade ore.  The sub-level retreat underground mining method is a lower cost and higher velocity underground mining method than the previously planned combination of underhand cut & fill and blast-hole stoping.

The Company will hold three rough diamond sales in its fiscal second quarter ending July 31.  Sales in both May and June continue to show price increases.  The majority of the diamonds sold so far during the quarter were from the A-418 B type ore.  Based on the sales-to-date and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current rough diamond price per carat for each of the Diavik ore types as follows:

Ore Type	May 2011 Average Price per Carat (in US dollars)	June 2011 Average Price per Carat (in US dollars)
A-154 South	$165	$180
A-154 North	$215	$230
A-418 A Type Ore	$150	$165
A-418 B Type Ore	$105	$110
The Company is in the process of updating the mine plan which it expects to share publicly later this year.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

Image with caption: "Harry Winston rough diamonds from the Diavik Diamond Mine. (CNW Group/Harry Winston Diamond Corporation)". Image available at: http://photos.newswire.ca/images/download/20110714_C5313_PHOTO_EN_01.jpg

For further information:

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 07:55e 14-JUL-11